May 19, 2015

VIA EDGAR AND FEDEX

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Enumeral Biomedical Holdings, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 15, 2015
File No. 000-55415

Dear Mr. Riedler:

On behalf of Enumeral Biomedical Holdings, Inc. (the “Company”), I am sending this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated May 18, 2015, relating to the captioned Revised Preliminary Proxy Statement (the “Proxy Statement”).

Set forth below is the Company’s response to the Staff’s comments. For your convenience, we have incorporated the Staff’s comments into this response letter.

1.          We note your response to our comment letter dated May 14, 2015, that the company intends to remain a reporting company, and does not have any intention of going private or deregistering as a reporting company. Given your disclosure of 323 holders of record as of May 1, 2015, it appears that the reverse stock split may have a reasonable likelihood of cashing out a sufficient number of record holders to cause Enumeral’s common stock to become eligible for termination of registration or suspension of its reporting obligations under the Exchange Act. In that regard, please advise us why the ratio chosen would not be reasonably likely to produce this effect. In your response, please be specific with respect to your calculations, including the split ratio assumed and the number of record holders expected after the reverse split.

Response: As noted in our May 15, 2015 response letter, the Company has carefully considered whether the reverse stock split will have the effect of a going private transaction and has determined that the reverse stock split will not have such an effect. As mentioned, the Company’s objective in seeking the authority to effect the reverse split is to raise the Company’s bid price above $4.00 per share in order to meet the listing requirements of the national stock exchanges on which the Company hopes to list its securities.

200 Cambridge Park Drive · 2nd Floor, Suite 2000 · Cambridge, MA 02140 · O: 617.945.9146

Jeffrey P. Riedler

May 19, 2015

As of May 15, 2015, the Company had 322 stockholders of record – of which no stockholder holds fewer than 5,000 shares of the Company’s common stock. As disclosed in the Company’s Proxy Statement, the Company is seeking authority to effect a reverse stock split at a ratio of no less than one-for-five and no more than one-for-fifteen, with such ratio to be determined by the Company’s board of directors. Based upon the May 15, 2015 information available to the Company, if the directors selected the highest split ratio of one-for-fifteen, no stockholder would hold less than 333 shares after giving effect to the reverse split.

Given the foregoing, the Company does not anticipate that the proposed reverse stock split will cash out any stockholder, nor will the reverse stock split result in the total number of holders of the Company’s common stock falling below 300.

2.          Please also disclose in Item 4 on page 29, the impact of the proposed reverse stock split on the number of your record holders.

Response: Given the Company does not expect that the reverse stock split will cash out any holder and result in the total number of holders of the Company’s common stock to be below 300, the Company respectfully submits that additional disclosure is not needed at this time.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement, and that Staff comments or changes in the Company’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement. In addition, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 800-0610 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Very truly yours,

/s/ Matthew A. Ebert
Matthew A. Ebert
General Counsel and Corporate Secretary

cc:	Arthur H. Tinkelenberg, Ph.D.
Michael D. Schwamm, Esq.